SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 12 January 2005


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



press release

BP Press Release

January 12, 2005

                      BP Fourth Quarter 2004 Trading Update

This trading update is aimed at providing certain estimates regarding revenue and trading conditions experienced by BP in the fourth quarter ending December 31, 2004, and estimates of certain identified non-operating items expected to be included in that quarter's result. The fourth quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on February 8, 2005. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Resources Business : Exploration and Production


Marker Prices
                                         4Q'03     2Q'04     3Q'04     4Q'04
Brent Dated ($/bbl)                      29.43     35.32     41.54     43.85
WTI ($/bbl)                              31.15     38.28     43.88     48.29
ANS USWC ($/bbl)                         29.43     36.99     41.82     42.62
US gas Henry Hub first of month index
($/mmbtu)                                 4.58      6.00      5.75      7.07
UK gas price - National Balance Point
(p/therm)                                27.30     20.70     23.63     28.48


Overview : Exploration and Production

Overall BP production in 4Q'04 is expected to be around 4,090 thousand barrels of oil equivalent per day (mboed), up by some 4 per cent from 3,936 mboed in 4Q'03, and over 4 per cent higher than 3Q'04 production of 3,906 mboed. Average production for 2004 as a whole is expected to be around 3,995 mboed, an increase of more than 10 per cent compared to 2003.

Excluding Russia:

Production in 4Q'04, excluding volumes from our Russian operations, is expected to be approximately 3,125 mboed, over 5 per cent higher than the 3Q'04 level of 2,961 mboed due to the continuing ramp-up of production in New Profit Centres (60 mboed) and the end of the turnaround season in Alaska and the North Sea (120 mboed). During the quarter we achieved first production from the Holstein field in the Deepwater Gulf of Mexico. The operational impacts on production from Hurricane Ivan in the Gulf of Mexico and the blow-out in Temsah in Egypt are expected to be around 80 mboed during the fourth quarter.

Relative to 3Q'04, liquids realisations did not increase as much as the markers, reflecting discounts for heavier crudes and the timing of liftings. Relative to 3Q'04, gas realisations in North America did not increase as much as the Henry Hub marker due to regional pricing differences.

Costs in 4Q'04 are expected to be around $250m more than in 3Q'04 due to higher exploration write-offs, repairs necessary as a result of Hurricane Ivan in the US and the Temsah incident in Egypt, and planned increases in seismic investment.

The 4Q'04 impact of Unrealised Profit in Stock (UPIS) is expected to increase earnings by approximately $70m.

Russia - BP net share


Production in mboed             4Q'03        2Q'04        3Q'04        4Q'04
TNK-BP: Oil                       669          814          858          882
TNK-BP: Gas                        51           77           87           83
Total                             720          891          945          965
Marker Prices
Urals (NWE - cif) ($/bbl)        27.90        32.32        37.23        37.75
Urals (Med - cif ) ($/bbl)       27.98        32.60        37.41        38.82
Domestic Oil ($/bbl)             16.65        19.71        23.33        22.30


In 4Q'04, BP's net share of production from TNK-BP is anticipated to be approximately 965 mboed, as shown in the table above. 2004 information includes TNK-BP's interest in Slavneft.

During  4Q'04,   Urals  NWE  marker  prices  increased  by  $0.52/bbl  with  the differential to Brent widening to approx $6.10/bbl. Domestic oil prices decreased slightly relative to 3Q'04 due to seasonal factors.

Increases in export duty rates became effective on August 1, 2004. The full quarter impact of this increase in duties, along with the effect of lagged duty reference prices, is expected to reduce 4Q operating profit by approximately $170m relative to 3Q'04.

Customer facing Businesses


Refining Indicator Margins ($/bbl)
                                           4Q'03    2Q'04    3Q'04    4Q'04
USA
- West Coast                                6.09    15.41    11.28    10.36
- Gulf Coast                                3.53     9.18     6.99     5.52
- Midwest                                   2.89     9.01     5.01     1.65
North West Europe                           2.21     5.29     4.37     4.72

Singapore                                   2.20     2.80     5.48     8.02

Refining Global Indicator Margin* ($/bbl)   3.14     7.89     6.20     5.60

*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

The fourth quarter's average global indicator refining margin is lower than the previous quarter, but higher than a year earlier. The refining margins actually experienced by BP's refineries are expected to be slightly higher than in 3Q'04. Wider light/heavy spreads, higher clean fuels premia, locational advantages and supply optimization all increased our realised margins relative to the generic indicators. Marketing margins are expected to be above those of the previous quarter. However the improvement in the Marketing operating environment relative to 3Q is likely to be more than offset by a $300m charge primarily related to a review of carrying values of marketing assets.

Petrochemicals


Weighted Chemicals Indicator Margin ($/te) *

         4Q'03              2Q'04                 3Q'04                 4Q'04
           109                129                   138                   n/a

*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

Petrochemicals sales and margins continue to strengthen as industry utilization rates rise. These benefits have partially been offset by foreign exchange effects in Europe which continue to affect costs.

Gas, Power and Renewables

Gas margins are expected to be substantially higher than 3Q'04. NGL margins have remained at similar levels to those seen in 3Q'04. Identified Non-Operating Items

Exceptional and non-operating items in 4Q'04 are expected to amount to a charge of around $2bn pre-tax. The majority of this charge relates to the petrochemicals segment, reflecting business exits, the closure of facilities, and asset impairments.

Interest Expense

The total interest charge is expected to grow by around one third compared with 3Q'04. The increase in interest expense is due to an increase in debt, higher interest rates and a reduction in the discount rate applied to provisions under UK GAAP.

Tax Rate

The effective tax rate for the quarter is expected to be around 35 per cent, similar to the previous quarter. The full year rate is expected to average around 35 per cent.

Gearing

Gearing for the quarter is expected to be just below the bottom end of our target 25-35 per cent band. Debt has risen due to the impact of the Solvay joint venture buyout and the normal 4Q phasing of German motor fuel excise taxes.

Share Purchases

During the quarter the company bought back for cancellation 201 million shares for a total consideration of $2.0bn. For the year, the total number of shares bought back for cancellation amounted to 822m at a cost of $7.5bn. Shares in issue as at December 31, 2004 were 21,526 million. As in previous quarters, BP has entered into an arrangement that allows it to continue the share buy back programme during the close period commencing January 1.

Rules of Thumb

As indicated in BP's strategy presentation on March 29, 2004, the following rules of thumb can be used to estimate the impact of changes in the trading environment on BP's 2004 full yearpre-tax results. These rules of thumb are approximate. In particular the impact of large movements in the trading environment relative to that of 2003 may differ from those implied by the rules of thumb. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the Refining Global Indicator Margin
(GIM) and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules.

2004 Operating Environment Rules of Thumb: pre tax per yea

                                                       Full Year
Oil Price - Brent +/- $1/bbl                               $570m
Gas - Henry Hub +/- $ 0.10/mcf                             $110m
Refining - GIM +/- $ 1/bbl                                 $1120m
Petrochemicals - CIM +/- $10/te                            $200m


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)



Dated: 12 January 2005                           /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary